UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2011
Commission File Number: 001-34677
SCORPIO TANKERS INC.
(Translation of registrant’s name into English)
9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
EX-1.1

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Attached to this report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement dated December 1, 2011 by and among Scorpio Tankers Inc. (the “Company”) and Morgan Stanley & Co. LLC, acting on behalf of the several Underwriters named in Schedule I attached thereto, relating to the offering of common shares by the Company.
     The information contained in this Report on Form 6-K is hereby incorporated by reference as Exhibit 1.1 into the Company’s registration statement on Form F-3 (File No. 333-173929) filed with the Commission with an effective date of May 10, 2011, and its prospectus supplement dated December 1, 2011 relating to the offering of common shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC. (registrant)
Dated: December 5, 2011	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer